UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Safeguard Scientifics, Inc.

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

786449207

(CUSIP Number of Class of Securities)

Eric C. Salzman

Chief Executive Officer

Safeguard Scientifics, Inc.

150 N. Radnor Chester Rd., Suite F-200

Radnor, Pennsylvania 19087

(610) 293-0600

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Yelena Barychev, Esq. Shaun Snitman, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, Pennsylvania 19103 (215) 569-5500	G. Matthew Barnard, Esq. General Counsel and Corporate Secretary Safeguard Scientifics, Inc. 150 North Radnor Chester Rd., Suite F-200 Radnor, Pennsylvania 19087 (610) 293-0600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2023, as previously amended and supplemented by Amendment No. 1 to Schedule 13E-3 filed with the SEC on October 20, 2023 and Amendment No. 2 to Schedule 13E-3 filed with the SEC on November 2, 2023 (as amended by this Amendment No. 3, this “Schedule 13E-3”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Company”). This Amendment No. 3 is being filed with the SEC concurrently with the filing of the Company’s definitive additional materials under Regulation 14A promulgated under the Exchange Act, a copy of which is attached hereto as Exhibit (a)(iii), to supplement the definitive proxy statement filed by the Company with the SEC on November 2, 2023 (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act.

At the Company’s 2023 Special Meeting of Shareholders (the “Special Meeting”), the Company’s shareholders of record will consider and vote on proposals to amend the Company’s Second Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.10 per share (the “common stock”), followed immediately by a forward stock split of the Company’s common stock (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Stock Splits”), at a ratio (i) not less than 1-for-50 and not greater than 1-for-100, in the case of the Reverse Stock Split (the “Reverse Stock Split Ratio”), and (ii) not less than 50-for-1 and not greater than 100-for-1, in the case of the Forward Stock Split (the “Forward Stock Split Ratio” and, together with the Reverse Stock Split Ratio, the “Stock Split Ratios”), with the exact Stock Split Ratios to be set within the foregoing ranges at the discretion of the Company’s Board of Directors (the “Board”) (and, in all cases, with the Forward Stock Split Ratio being the inverse of the Reverse Stock Split Ratio), without further approval or authorization of shareholders and with the Board, in its sole discretion, able to effect the Stock Splits immediately following the public announcement of the Stock Split Ratios or to elect not to effect the proposed Stock Splits (whether or not authorized by the shareholders) or to abandon the overall Transaction (as defined below) at any time (“Stock Split Proposals”).

If the Stock Split Proposals are approved by shareholders at the Special Meeting and the Board decides to proceed with the Stock Splits, it will then determine the Stock Split Ratios and direct the Company to file with the Pennsylvania Department of State Articles of Amendment to the Articles of Incorporation to effectuate the Stock Splits, which would likely occur immediately following the public announcement of the Stock Split Ratios chosen by the Board, at which date (the “effective time”) a shareholder of record owning immediately prior to the effective time fewer than a minimum number of shares, which, depending on the Stock Split Ratios chosen by the Board, would be between 50 and 100 (the “Minimum Number”), would be entitled to a fraction of a share of common stock upon the Reverse Stock Split and will be paid cash in lieu of such fraction of a share of common stock, on the basis of $1.65, without interest, for each share of common stock held by such holder (the “Cashed Out Shareholders”) immediately prior to effective time and the Cashed Out Shareholders would no longer be shareholders of the Company. Shareholders of record owning at least the Minimum Number of shares immediately prior to the effective time (the “Continuing Shareholders”) would not be paid cash in lieu of any fraction of a share of common stock such Continuing Shareholders may be entitled to receive upon the Reverse Stock Split and, upon the Forward Stock Split, the shares of common stock (including any fraction of a share of common stock) held by such Continuing Shareholders after the Reverse Stock Split will be reclassified into the same number of shares of common stock as such Continuing Shareholders held immediately prior to the effective time. As a result of the Forward Stock Split, the total number of shares of common stock held by a Continuing Shareholder would not change due to the Stock Splits.

The primary purpose of the Stock Splits is to enable the Company to reduce the number of record holders of its common stock below 300, which is the level at or above which the Company is required to file public reports with the SEC. As described in the Proxy Statement, the Board will consider various factors in determining the Stock Split Ratios; however, the Company believes that any Reverse Stock Split Ratio within the proposed range would reduce the number of record holders below 300. The Stock Splits are being undertaken as part of the Company’s plan to suspend its duty to file periodic and current reports and other information with the SEC under the Exchange Act . As described in the Proxy Statement, the Board has determined that the costs of being a public reporting company outweigh the benefits thereof. The actions the Company would take to suspend, and events that occur as a result of such actions that would have the effect of suspending, the Company’s reporting obligations under the Exchange Act, also referred to as the “going dark” transaction, including effectuating the Stock Splits, delisting the Company’s common stock from trading on The Nasdaq Stock Market LLC, terminating the registration of the Company’s common stock under Sections 12(b) and 12(g) of the Exchange Act and suspending the Company’s reporting obligations under Section 15(d) of the Exchange Act, are collectively referred to as the “Transaction”. After giving effect to the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002 and the listing standards of any national securities exchange.

The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M–A.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is Safeguard Scientifics, Inc., a Pennsylvania corporation. The Company’s principal executive offices are located at 150 N. Radnor Chester Rd., Suite F-200, Radnor, Pennsylvania 19087. The Company’s telephone number is (610) 293-0600.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.10 par value per share, of which 16,575,618 shares were outstanding as of October 24, 2023.

(c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY—Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY—Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of shares of its common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE

COMPANY—Stock Purchases by Filing Person” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The filing person (i.e., the Company), is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Ross D. DeMont	Director
Russell D. Glass	Director
Joseph M. Manko, Jr.	Director
Beth S. Michelson	Director
Eric C. Salzman	Chief Executive Officer
Mark Herndon	Chief Financial Officer

The address of each director and executive officer of the Company is c/o Safeguard Scientifics, Inc., 150 N. Radnor Chester Rd., Suite F-200, Radnor, Pennsylvania 19087, and the business telephone number for each of them is (610) 293-0600.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY—Directors and Executive Officers” is incorporated herein by reference.

Neither the Company nor, to the Company’s knowledge, any of its directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “DISCUSSION AND SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Effects of the Transaction (including the Stock Splits),” “—Fairness of the Stock Splits to Effect the Transaction,” “—Material Federal Income Tax Consequences” and “—Payment for Fractional Shares” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Interests of Executive Officers, Directors and 10% Shareholders” is incorporated herein by reference.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Background of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Interests of Executive Officers, Directors and 10% Shareholders” is incorporated herein by reference” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Effective Time of Stock Splits and the Overall Transaction” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Purpose of and Reasons for the Stock Splits and the Transaction,” “—Background of the Stock Splits to Effect the Transaction,” “—Effects of the Transaction (including the Stock Splits),” “—Nasdaq; OTC Market,” “—Fairness of the Stock Splits to Effect the Transaction,” and “—Planned Management Structure Adjustments” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Purpose of and Reasons for the Stock Splits and the Transaction” and “—Background of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Background of the Stock Splits to Effect the Transaction,” and “—Alternatives to the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Purpose of and Reasons for the Stock Splits and the Transaction,” “—Background of the Stock Splits to Effect the Transaction,” “—Alternatives to the Stock Splits to Effect the Transaction,” and “—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Purpose of and Reasons for the Stock Splits and the Transaction,” “—Effects of the Transaction (including the Stock Splits),” “—Nasdaq; OTC Market,” and “—Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Background of the Stock Splits to Effect the Transaction,” and “—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Purpose of and Reasons for the Stock Splits and the Transaction,” “—Background of the Stock Splits to Effect the Transaction,” “—Alternatives to the Stock Splits to Effect the Transaction,” and “—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Fairness of the Stock Splits to Effect the Transaction,” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Background of the Stock Splits to Effect the Transaction,” and “—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Background of the Stock Splits to Effect the Transaction,” and “—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Source of Funds and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Effects of the Transaction (including the Stock Splits),” and “—Interests of Executive Officers, Directors, and 10% Shareholders” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Background of the Stock Splits to Effect the Transaction,” and “—Fairness of the Stock Splits to Effect the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and unaudited condensed consolidated financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 are incorporated herein by reference. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Effects of the Transaction (including the Stock Splits),” and “FINANCIAL INFORMATION—Summary Historical Financial Information” is also incorporated herein by reference.

(b) Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION—Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

(c) Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION—Summary Historical Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE STOCK SPLITS TO EFFECT THE TRANSACTION— Who will solicit proxies on behalf of the Board?” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION—Who will solicit proxies on behalf of the Board?” is incorporated herein by reference.

Item 15.	Additional Information

(b) The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS—Interests of Executive Officers, Directors, and 10% Shareholders” is incorporated herein by reference.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)	Notice of Special Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on November 2, 2023).

(a)(ii)	Important Notice Regarding Availability of Proxy Materials for the Safeguard Scientifics, Inc. Meeting to be Held on December 15, 2023 (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on November 2, 2023).

(a)(iii)	Definitive Additional Materials to the Proxy Statement (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 8, 2023).

(a)(iv)	Annual financial statements for the years ended December 31, 2022 and December 31, 2021 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 10, 2023).

(a)(v)	Interim financial statements for the three months ended March 31, 2023 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on May 5, 2023).

(a)(vi)	Interim financial statements for the six months ended June 30, 2023 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed with the SEC on August 11, 2023).

(a)(vii)	Interim financial statements for the nine months ended September 30, 2023 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC on November 2, 2023).

(a)(viii)	Press Release, dated October 5, 2023, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on October 5, 2023).

(b)	Not applicable.

(c)	Not applicable.

(d)(i)	Safeguard Scientifics, Inc. 1999 Equity Compensation Plan, as amended and restated on October 21, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q filed on November 6, 2008).

(d)(ii)	Safeguard Scientifics, Inc. 2001 Associates Equity Compensation Plan, as amended and restated on October 21, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q filed on November 6, 2008).

(d)(iii)	Safeguard Scientifics, Inc. 2014 Equity Compensation Plan, as amended and restated on March 5, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on July 25, 2014).

(d)(iv)	Safeguard Scientifics, Inc. Executive Deferred Compensation Plan (amended and restated as of January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s annual report on Form 10-K filed on March 19, 2009).

(d)(v)	Safeguard Scientifics, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on April 25, 2008).

(d)(vi)	Amended and Restated Safeguard Scientifics, Inc. Transaction Bonus Plan (incorporated by reference to Exhibit 10.6 to the Company’s quarterly report on Form 10-Q filed on August 12, 2020).

(d)(vii)	Compensation Summary — Non-Employee Directors (incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 10-K filed on March 11, 2022).

(d)(viii)	Letter Agreement between Safeguard Scientifics, Inc. and Eric Salzman dated January 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on January 4, 2023).

(d)(ix)	Compensation Agreement by and between Safeguard Scientifics, Inc. and Mark Herndon dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on September 18, 2018).

(d)(x)	Key Employee Compensation Recoupment Policy (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q filed on July 26, 2013).

(e)	Not applicable

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

* Previously filed.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SAFEGUARD SCIENTIFICS, INC.

By:	/s/ Mark Herndon
	Name:	Mark Herndon
	Title:	Senior Vice President and Chief Financial Officer

Dated: December 8, 2023